FILTRONA

RECEIVED

2007 JUL 10 P 3:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

30 June 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

07025100

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 May 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

PROCESSED

JUL 13 2007

THOMSON FINANCIAL

Yours faithfully

V. Walters

Vicky Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

RECEIVED

2007 JUL 10 P 3:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILTRONA

25 June 2007

FILTRONA PLC
TRADING UPDATE ON PROGRESS IN 2007 AND DISPOSAL OF GLOBALPACK FOR $56M

Filtrona plc ('Filtrona'), the international, market leading, speciality plastic and fibre products supplier, today issues a pre-close trading statement ahead of its interim results for the six months ending 30 June 2007, which will be announced on 30 August 2007. Filtrona also announces that it has signed an agreement for the sale of Globalpack, its Brazilian consumer packaging business.

TRADING UPDATE

In the first five months of 2007, Filtrona has delivered encouraging results with strong underlying organic growth. The adverse impact of currency translation, particularly the movement of the US dollar, has lowered the Company's reported growth towards historical rates and, at the half year, the translation impact on operating profit is expected to be circa £2m.

Plastic Technologies

The moderation of Plastic Technologies' sales growth in the second half of 2006 has continued into 2007 with the US Profile and Sheet business principally affected. Protection and Finishing Products has traded well with new distribution units starting up successfully in Hungary, Poland and the USA. The Duraco acquisition, completed in May, has made a good start. The Coated and Security Products business has delivered improved performance assisted by the recovery in promotional tear tape volumes.

Fibre Technologies

Fibre Technologies has delivered strong profit performance with both Cigarette Filters and Bonded Fibre Components performing very well in spite of the expected sales volume and revenue reduction in Cigarette Filters. The previously announced restructuring programme within the Cigarette Filters business has progressed to plan with the completion of the Richmond, Virginia plant closure and the successful transfer of volumes to Greensboro, North Carolina and Monterrey, Mexico. The Monterrey facility is performing well as a result of sustained operational improvement and performance in Asia has also been good. Cigarette Filters' new policy of obtaining enhanced value for R&D services is already proving beneficial. The Bonded Fibre Components business is performing well at all locations as a result of market share gains in the writing instruments market and the success of new projects.

Despite lower revenues in Fibre Technologies, the success of profit improvement programmes has generated substantially improved margins in the segment and enhanced margins for the Company as a whole.

Overall, with strong underlying organic growth now being supplemented by the first contribution from the Duraco acquisition, the Board remains confident that Filtrona's financial performance will continue to progress in line with the Board's expectations.

DISPOSAL OF GLOBALPACK FOR $56m

Filtrona is pleased to announce it has signed an agreement for the sale of Globalpack, its Brazilian consumer packaging business, to the Itavema Group for a cash consideration payable of $56m.

Completion of the transaction is conditional upon Filtrona's receipt of the initial consideration of $31m and the purchaser's provision of security via a major international bank for the deferred consideration of $25m, which is payable in five equal annual instalments. For the year ended 31 December 2006, Globalpack's profit before tax was £2.1m and gross assets were £23.5m.

Filtrona intends to use the net proceeds from the sale to repay Group debt and completion of the transaction is anticipated to take place on 27 June 2007.

Commenting on the disposal, Chief Executive, Mark Harper said:-
"The disposal of Globalpack confirms Filtrona's commitment to maintain a clear focus on the growth of its core international businesses within plastic and fibre technologies. Globalpack did not fit the Board's longer term strategic plans. I would like to thank everyone at Globalpack for their contribution to Filtrona and to wish them every success for the future.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Dryden, Finance Director
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   A disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   INVESCO PLC

4. Full name of shareholder(s) (if different from 3.):

   ....

5. Date of the transaction and date on which the threshold is crossed or reached

   25 June 2007

6. Date on which issuer notified:

   26 June 2007

7. Threshold(s) that is/are crossed or reached:

   15%, 16%

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction	Situation previous to the Triggering transaction
	Number of shares	Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	35,143,673	35,143,673

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)	33,683,329	33,683,329	15.35%

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
33,683,329	15.35

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Aim Canada	2,814,400
Bank of New York (Brussels)	58,359
JP Morgan Chase	576,856
Bank of New York	107,382
Japan Trustee Services Bank	3,641
State Street Trust & Banking Co (London)	2,949,780
Trust & Custody Services Servs JP	7,096
North Trust Company (London)	410,011
HSBC Bank Plc (London)	670,809
Brown Brothers Harriman (New Jersey)	29,564
Bank of Ireland (Dublin)	513,520
Chase Bank (Hong Kong)	151,759
Citibank	25,390,152

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional Information:

....

14. Contact name:

Patricia Kingdon

15. Contact telephone number:

01908 359100

16. Identity of the person or legal entity subject to the notification obligation

Jon Green
Company Secretary

PAK/019

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   LARS EMILSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   EFG BANK

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.63 per share

14. Date and place of transaction

27 June 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,000 SHARES

16. Date issuer informed of transaction

28 June 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
29 JUNE 2007

END

END